CHINA INDUSTRIAL STEEL INC.
100 Wall Street, 11th Floor
New York, NY 10005

September 9, 2011

VIA EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Pamela Long

Re:	China Industrial Steel Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 12, 2011
File No. 333-172135

Dear Ms. Long:

We are responding to comments contained in the Staff letter, dated August 25, 2011, addressed to Mr. Delong Zhou, the Company’s Chief Financial Officer, with respect to the Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”) of China Industrial Steel Inc. (the “Company”) filed on August 12, 2011.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

General

1.	Please provide updated financial statements and disclosures as required by Rule 3-12 of Regulation S-X.

Response:

The Amendment No. 4 on Form S-1 of China Industrial Steel, Inc. (the “Filing”) has been revised accordingly.

Management’s Discussion and Analysis. . ., page 26

2.
We note your response to comment one of our letter dated July 18, 2011; however, it continues to appear to us that certain disclosures in the second sentence of the third paragraph on page 26 include language related to accounting literature that has been superseded. If accurate, please revise your disclosure that the entrusted agreements “obligates CIS to absorb a majority of the expected losses from Hongri’s activities and enable CIS to receive a majority of its expected residual returns” to comply with paragraph b of ASC 810-10-05-8A. This comment is also applicable to disclosures on pages 43, F-6, F-11, and F-33.

Response:

The Filing has been revised accordingly as follows:

The Entrusted Agreements empower CIS, through Northern and Nuosen, with the ability to control and substantially influence Hongri’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval. As a result of these Entrusted Agreements, which obligates CIS to absorb losses of Hongri that could potentially be significant to Hongri and gives CIS the right to receive benefits from Hongri that could potentially be significant to Hongri, because CIS has the power to direct the activities of Hongri that most significantly impact Hongri’s economic performance, CIS, through its wholly-owned subsidiaries, account for Hongri as its Variable Interest Entity (“VIE”) under ASC 810-10-05-8A. Accordingly, CIS consolidates Hongri’s operations results, assets and liabilities. Management of the Company currently intends to either reinvest or retain all of the income granted by Hongri for strategic expansion purposes in the foreseeable future.

3.
We note that you appear to have revised your prospectus to eliminate your contractual obligations disclosure. Please amend your registration statement to include the table required by Item 303(a)(5) of Regulation S-K, or tell us why you believe you can appropriately omit this information.

Response:

The Filing has been revised to include our contractual obligations disclosure.

Liquidity and Capital Resources, page 35

4.           We note your response to comment four of our letter dated July 18, 2011. Please address the following:

•
Correct or clarify how you determined the amount of restricted net assets that cannot be transferred to the U.S. parent company as disclosed in MD&A, particularly in light of the disclosure on page F-24; and

•	Address the potential impact to you if the related parties are unwilling to allow reduced payments under the related party loans.

Response:

The Filing has been revised as follows:

Relevant PRC statutory laws and regulations restrict certain payments, such as dividends, loans or advances, from the Company’s registered capital. Such restricted capital totaled $15,163,624 as of June 30, 2011. The Company is also required to allocate a portion of its after-tax profits to the statutory reserve. Annual appropriations to the statutory reserve are required to be at least 10% of an enterprise’s after-tax net income determined under Chinese GAAP. When the surplus reserves account balance is equal to or greater than 50% of the Company’s paid-in capital, no further allocation to the surplus reserve account is required. As of June 30, 2011, such reserved fund totaled $6,530.869. In addition, our ability to use revenue generated in RMB to fund any future business activities outside China or to make dividend or other payments in U.S. dollars is limited due to the regulations of PRC’s currency exchange. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB in the future.

It is the intent of Management to accelerate repayments of equipment loans, which were due to the related parties, only if surplus cash is available. However, if the Company were unable to pay these equipment loans to related parties, the Company would negotiate with related parties to extend the repayment period and/or reduce current repayment amount. If the related parties do not allow the extension of the repayment period and reduce the payment of equipment loans, the Company will look for external sources such as debt or equity financings. However, there is no assurance that any such required funds from external sources will be available on attractive terms or that they will not have a significant dilutive effect on the Company’s existing stockholders. If such required funds from outside sources are not available, the Company will adjust its expansion plan accordingly

Consolidated Financial Statements

22, Subsequent Event, page F-27

5.           Since you are an initial filer, please disclose the date through which subsequent events have been evaluated as required by ASC 855010-50-1.

Response:

The Filing has been revised as follows:

These financial statements were approved by the management and available for issuance on September 9, 2011. Management has evaluated subsequent events through this date.

16. Stockholders’ Equity, page F-46

6.           We note your response to comment eight of our letter dated July 18, 2011. As previously requested, please review your accounting policy on pages F-9 and F-36 to also disclose that the functional currency of the parent company is the US dollar, as noted in your response.

Response:

The Company’s financial information is presented in U.S. dollars. The functional currency of our US parent company and US subsidiaries is the US dollar. The functional currency of the Company’s subsidiaries in the PRC is the RMB, the currency of the PRC. Any subsidiary transactions, which are denominated in currencies other than RMB, are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in stockholders’ equity.

Recent Sales of Unregistered Securities, page 87

7.           We note your response to comment 10 of our letter dated July 18, 2011. Please clarify whether only Friedland paid a higher price for its shares or whether additional shareholder paid a higher price as well. Your response appears to be inconsistent insofar as it refers to both Friedland individually and shareholders collectively. In addition, please tell us whether you notified the shareholder or shareholders that paid the higher price that they were in fact paying a higher price. We understand from your response that you viewed the price differences as being immaterial. Your response does not address, however, whether you communicated anything about the price difference to the purchasers.

Response:

Friedland Capital USA Inc. (“Friedland”) and its designees (the “Friedland Shareholders”) paid a higher price of $.002 per share. The Company informed Friedland and the Friedland Shareholders that they were in fact paying a higher price of $.002 per share, and Friedland and the Friedland Shareholders agreed to such higher price prior to the consummation of the sale.

The Company acknowledges that that:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Delong Zhou
Delong Zhou
Chief Financial Officer